EXHIBIT 99.1

For Immediate Release 20-24-TR	Date:	April 13, 2020

Teck Announces change in location of Annual Meeting of Shareholders

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that in light of the ongoing global COVID-19 pandemic and the temporary closure of the original venue described in the Notice of Meeting dated February 28, 2020 previously sent to shareholders, the annual meeting of shareholders scheduled for Tuesday, April 21, 2020 will now be held at Teck’s head office in Vancouver located at Suite 3300 – 550 Burrard Street.

As previously advised, in order to mitigate potential risks to the health and safety of its shareholders, employees, communities, and service providers for the annual meeting, Teck is urging shareholders and others not to attend the annual meeting in person.  Instead, shareholders should vote on the matters before the meeting by proxy, and view the annual meeting online by way of a live webcast and conference call that will be available on Teck’s website at www.teck.com. Shareholders will be able to ask questions of management through the conference call at the conclusion of the annual meeting as usual.  Details with respect to the webcast and conference call are set out below.

Anyone who regards their physical attendance at the annual meeting as essential is asked to contact Teck at 604-699-5066 so that appropriate measures can be put in place to facilitate physical distancing and other precautions to ensure the health and safety of all attendees. Teck will follow the guidance and orders of Provincial and Federal public health authorities in that regard, including those restricting the size of public gatherings.

Teck’s Annual Meeting of Shareholders
Schedule:
The Annual Meeting of Shareholders will take place on Tuesday, April 21, 2020 from 12:00 p.m. to 12:30 p.m. Pacific time.
Conference Call:
Please call approximately ten minutes before the scheduled time. Dial-in number at 416-340-2216 or toll free 1-800-273-9672 (no pass code required).  Shareholders will be asked to provide their name and the 12 or 13 digit control number from their proxy or voting instruction form when joining the conference call.

Concurrent Webcast with Slide Presentation:
The conference will be live broadcast through the following link at: https://www.teck.com/annual-meeting/.  Alternatively, the webcast can be accessed at http://www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com